UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
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
 Commission File Numbers: 333-78583;333-87950; 333-87174; 333-87182; 333-77437; 333-87178*
         ---------------------------------------------------------------
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                      Sage Life Assurance of America, Inc.
             (Exact name of registrant as specified in its charter)

        969 High Ridge Road, Suite 200, Stamford, CT 06905 (203) 321-8999
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Interests in Fixed Account Investment Options
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [  ]                Rule 12h-3(b)(1)(i)   [X]
       Rule 12g-4(a)(1)(ii)   [  ]                Rule 12h-3(b)(1)(ii)  [  ]
       Rule 12g-4(a)(2)(i)    [  ]                Rule 12h-3(b)(2)(i)   [  ]
       Rule 12g-4(a)(2)(ii)   [  ]                Rule 12h-3(b)(2)(ii)  [  ]
                                                  Rule 15d-6            [  ]
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
Approximate number of holders of record as of the certification or notice date: 281
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     Pursuant to the  requirements of the Securities  Exchange Act of 1934, Sage
Life  Assurance  of America,  Inc.  has caused this  certification/notice  to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2004                 By:  /s/MITCHELL R. KATCHER
                                         -----------------------
                                         Mitchell R. Katcher
                                         President & Chief Executive Officer

* Explanatory Note: The interests in fixed account investment options ("Interests") are offered in conjunction with different types of deferred variable annuity contracts and modified single payment variable life insurance policies sponsored by Sage Life Assurance of America, Inc. ("Sage"). A common prospectus describes both the particular variable annuity contract ("Contract") and the Interests. Similarly, a common prospectus describes both the variable life insurance policy ("Policy") and the Interests. Each Contract is registered under the Securities Act of 1933 (the "1933 Act") on a registration statement filed with the Commission on Form N-4 and the Policy is registered under the 1933 Act on a registration statement filed with the Commission on Form S-6. The Interests are registered under the 1933 Act on registration statements filed with the Commission on Form S-1. This certification on Form 15 applies to all Interests offered by Sage on each Form S-1 registration statement identified above.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.